Exhibit 99.1

October 27, 2010

Barnwell of Canada, Limited

Suite 900, 639 – 5th Avenue SW

Calgary, Alberta

T2P 0M9

Attention:                                        Mr. Warren D. Steckley

President & COO

Re:                                                                            Evaluation of the Oil and Gas Properties of

Barnwell of Canada, Limited

Dear Sir:

As requested, an evaluation has been made of all of the crude oil and natural gas assets of Barnwell of Canada, Limited, hereinafter referred to as the “Company”. The properties evaluated are located in the Canadian provinces of Alberta, British Columbia and Saskatchewan. The effective date of the reserve estimates presented in this report is September 30, 2010.  The purpose of this evaluation and report is to fulfill Securities and Exchange Commission (SEC) reporting requirements.

All Company assets were evaluated in full detail.  Individual property evaluations were prepared in the context of belonging to a larger portfolio of properties.  Due to the principal of aggregation of reserves, the total portfolio reserves estimate carries a higher degree of confidence than the estimates for the individual properties.

This evaluation is based in part on prices, currency exchange rates and inflation which, in future, may differ materially from the forecasts utilized herein. In addition, changes in government policy and regulation may result in higher (or lower) royalties and taxes and the change may be material; therefore, the present values of revenues documented in this report do not necessarily represent the fair market value of the reserves evaluated.  The reserve estimates presented in this report are considered reasonable as of the effective date of the report given the quality and quantity of data available; however, they should be accepted with the understanding that reservoir performance subsequent to the date of these estimates may necessitate revision, which may be material.

Barnwell of Canada, Limited

Summary of Net Reserves – Constant Prices and Costs

	Net Remaining Reserves
	Crude	NGL+	Market
	Oil	Cond.	Gas
	(Mstb)	(Mstb)	(MMcf)

Proved Producing	747	339	14,241
Proved Non-Producing	140	46	3,626

Total Proved	887	385	17,867

Constant prices were prepared based on posted prices of crude oil, natural gas, and natural gas liquids using a 12 month unweighted arithmetic average closing price of each commodity on the 1st day of each month from October 1, 2009 through September 1, 2010 during the fiscal year; costs were kept constant.  All oil prices used in the evaluation have been adjusted from the reference price for quality and transportation; gas prices have been adjusted for heating value.

During the course of the evaluation, the Company provided InSite personnel with basic information including land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract details, operating cost data, capital budget forecasts, operating statements and other financial data and future operating plans.  Additional engineering, geological or economic data used in the preparation of this report were obtained from public records, other operators and from InSite non-confidential files.  InSite encountered no indications that the data was incomplete or inaccurate. Should evidence become available in the future suggesting that the data was incomplete or inaccurate, InSite reserves the right to revise the estimates based on new data.  Similarly, the performance of the producing entities subsequent to the effective date of this report may necessitate upward or downward revisions to the reserve and production estimates.

In conducting our reserve analysis, proved reserve volumes were determined by volumetric, material balance, and production decline curve methods.  The volumetric reserves were determined by reviewing all well logs, core, and geological data.  Recovery factors were assigned after analyzing the performance of similar wells in the area.  Historical well production was reviewed to determine reserves calculated by production decline curve analysis where sufficient historical data was available.  The order of preference in choosing the methodology to be used was firstly production decline curve analysis or material balance where sufficient data was available for such analysis with volumetric calculations used where there was a lack of historical data.

The production and revenue forecasts for each property and the corporate cash flow summaries have not been adjusted for risk.  At the request of the Company, well abandonment costs (excluding site reclamation) were included in the economic runs.  Salvage value for existing equipment as well as costs to abandon suspended wells, producing wells with no reserves assigned, and facilities have not been included in this evaluation.

The oil and gas reserves calculations and income projections upon which this report is based, were determined in accordance with generally accepted evaluation practices.  InSite Petroleum Consultants used all assumptions, data, methods and procedures it considered appropriate, under the circumstances, to prepare this report.

The extent and character of ownership and all factual data supplied by the Company were accepted as presented.  A field inspection was not considered necessary by InSite Petroleum Consultants Ltd.

In this report, gross (or Company share) reserves are defined as the total remaining recoverable reserves owned by the Company before deduction of any royalties. Net reserves are defined as those accruing to the Company after all interests owned by others including Crown and Freehold royalties have been deducted.  The reserve category definitions utilized in this report are in accordance with SEC standards and Regulation S-X.

Yours very truly,

InSite Petroleum Consultants Ltd.

Original signed by L.K.Lindstrom, P. Eng.
(2010-10-27)

L.K. Lindstrom, P. Eng.
Managing Director

Original signed by D.H. Marshall, P. Eng
(2010-10-27)

D.H. Marshall, P. Eng.
Managing Director

Original signed by Ron Bojechko, P.Eng.
(2010-10-27)

Ron Bojechko, P. Eng.
Managing Director

Original signed by J. Ed Hasiuk, P. Geol.
(2010-10-27)

J. Ed Hasiuk, P. Geol.
Senior Geologist

Original signed by R. Baribeau, R.E.T.
(2010-10-27)

R. Baribeau, R.E.T.
Senior Technologist